Nuveen Securities

333 West Wacker Drive

Chicago, IL 60606

P: 312.917.7700

www.nuveen.com

September 12, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Kieran Brown

Re:	Request for Acceleration of the Effective Date of Nuveen Select Quality Municipal Fund, Inc. (the “Fund”) Pre-Effective Amendment No. 2 Under the Securities Act of 1933 and Amendment No. 13 Under the Investment Company Act of 1940 Filed on September 12, 2012 (File Nos. 333-180672 and 811-06240)

Dear Mr. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 12:00 p.m. ET on Wednesday, September 12, 2012, or as soon thereafter as practicable.

In connection with this request, Nuveen Securities, LLC, the underwriter for the Fund, has also signed this letter requesting acceleration.

Very truly yours,

Nuveen Select Quality Municipal Fund		Nuveen Securities, LLC

/s/ Gifford. R. Zimmerman		/s/ Gifford. R. Zimmerman
By:	Gifford R. Zimmerman	By:	Gifford R. Zimmerman
Title:	Chief Administrative Officer	Title:	Managing Director, Assistant Secretary and Associate General Counsel